Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related prospectus of Hi-Tech Pharmacal Co., Inc. for the shelf registration of up to $100,000,000 of its common stock, preferred stock, warrants and debt securities and the incorporation by reference therein to our reports dated July 16, 2009, on our audits of the financial statements as of April 30, 2009 and 2008 and for each of the years in the three-year period ended April 30, 2009, and our audit of the internal control over financial reporting which included an adverse opinion because of a material weakness of Hi-Tech Pharmacal Co., Inc. as of April 30, 2009 which are included in its Annual Report on Form 10-K for the fiscal year ended April 30, 2009 filed with the Securities and Exchange Commission.

/s/ Eisner LLP

New York, New York

March 12, 2010